# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cogent Biosciences, Inc., CIK 0001622229
CUSIP: 19240Q201
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Alabama (AL), 02451
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001839947

## Reporting persons
- TCG Crossover GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,798,162; sole dispositive power 0; shared dispositive power 6,798,162; aggregate amount beneficially owned 6,798,162 (4.8% of the class)
  Comment: These securities are held of record by TCG Crossover I (as defined in item 2(a) below). TCG Crossover GP I (as defined in item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The amount beneficially owned by each Reporting Person is determined based on 142,376,529 shares of Common Stock outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) on November 7, 2025 (the Form 10-Q).
- TCG Crossover Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,798,162; sole dispositive power 0; shared dispositive power 6,798,162; aggregate amount beneficially owned 6,798,162 (4.8% of the class)
  Comment: These securities are held of record by TCG Crossover I. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The amount beneficially owned by each Reporting Person is determined based on 142,376,529 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,798,162; sole dispositive power 0; shared dispositive power 6,798,162; aggregate amount beneficially owned 6,798,162 (4.8% of the class)
  Comment: These securities are held of record by TCG Crossover I. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The amount beneficially owned by each Reporting Person is determined based on 142,376,529 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q.

## Item 1. Issuer
Name of issuer: Cogent Biosciences, Inc.
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, MA 02451

## Item 2. Person Filing
Name of person filing: This Amendment No. 4 (Amendment No. 4) amends and supplements the Schedule 13G initially filed with the Commission on July 8, 2021, as amended by Amendment No. 1 filed with the Commission on November 17, 2021, Amendment No. 2 filed with the Commission on February 14, 2023 and Amendment No. 3 filed with the Commission on February 9, 2024 (the Original Schedule 13G) and is being filed by TCG Crossover Fund I, L.P. (TCG Crossover I), TCG Crossover GP I, LLC (TCG Crossover GP I, and together with TCG Crossover I, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed as Exhibit 1 to the Original Schedule 13G. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
Citizenship: TCG Crossover GP I is a limited liability company organized under the laws of the State of Delaware. TCG Crossover I is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCG Crossover GP I, LLC: /s/ Craig Skaling, Authorized Signatory (11/14/2025)
- TCG Crossover Fund I, L.P.: /s/ Craig Skaling, Authorized Signatory (11/14/2025)
- Chen Yu: /s/ Craig Skaling, By POA as Attorney-in-Fact (11/14/2025)